SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 10-SB


   GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER
              SECTION 12(b) OR 12(g) OF THE SECURITIES ACT OF 1934



                  MANAGEMENT OF ENVIRONMENTAL SOLUTIONS & TECHNOLOGY CORP.
                (Name of Small Business Issuer in Its Charter)

                   Delaware                                 Applied For
        (State or Other Jurisdiction of                    (IRS Employer
        Incorporation or Organization)                  Identification No.)

            Achillesstraat 95-97, 1076 PX Amsterdam, The Netherlands
                    (Address of Principal Executive Offices)

                                 (31) 20 6759091
                (Company's Telephone Number, Including Area Code)

   Securities to be registered pursuant to Section 12(b) of the Act:

         Title of Each Class                 Name Of Each Exchange On Which
         To Be So Registered                 Each Class Is To Be Registered





        Securities to be registered pursuant to Section 12(g) of the Act:

                          Common stock, no par value
                               (Title of Class)


                               (Title of Class)

                                TABLE OF CONTENTS


PART I

  Item 1.  Description of Business

  Item 2.  Management's Discussion and Analysis and Plan of Operation

  Item 3.  Description of Property

  Item 4.  Security Ownership of Certain Beneficial Owners and Management

  Item 5.  Directors, Executive Officers, Promoters and Control Persons

  Item 6.  Executive Compensation

  Item 7.  Certain Relationships and Related Transactions

  Item 8.  Description of Securities


PART II


  Item 1. Market Price of and Dividends on the Company's Common Equity and Other Shareholder Matters

  Item 2.  Legal Proceedings

  Item 3.  Changes in and Disagreements with Accountants

  Item 4.  Recent Sales of Unregistered Securities

  Item 5.  Indemnification of Directors and Officers


PART F/S


  Index to Financial Statements

PART III


  Index to Exhibits


SIGNATURES

                                     PART I


Item 1.  Description of Business.

      The Company was formed to develop a proprietary technology for drying and treating animal manure and sludge.

      The Company was originally incorporated in Colorado on December 10, 1997. On December 11, 1997 the Company sold 5,000,000 shares of common stock for $5,000 in cash. On December 26, 1997 the Company issued 175,456 shares of its common stock in a share-for-share exchange with the Series "L" shareholders of STB Corp. On January 9, the Company changed its corporate domicile to Delaware and changed its name to Management of Environmental Solutions & Technology Corp.

      On March 2, 1998 shareholders owning in excess of 50% of the Company's common stock approved a 1,000-for-1 reverse split of the Company's common stock.

      On March 10, 1998 the Company sold 5,094,900 shares of common stock for $510.

     On April 9, 1998 the Company issued 1,920,000 shares of its common stock in consideration for all issued and outstanding shares of M.E.S.T., B.V., a Netherlands corporation. M.E.S.T., B.V. was acquired because it had certain data and technical information which the Company plans to use in its business. At the time of this acquisition, M.E.S.T., B.V. was controlled by the Company's President. See "Management - Transactions with Affiliates".

      During 1998 the Company sold 299,980 shares of common stock for $3.00 per share.

      Between December 16, 1998 and September 30, 1999 the Company sold 354,410 shares of its Series A Preferred stock for an average price of $3.92 per share (after currency translation adjustments).

      Global population growth, economic expansion, scarcity of available water resources, heightened public concern about water quality and growing regulatory and legislative requirements have resulted in the continued growth in demand for wastewater treatment. Government regulations require most companies and municipalities to treat outgoing wastewater.

      Government regulations regarding the disposal of industrial waste, as well as rising wastewater discharge fees and public concern regarding water pollution, have led to increased awareness on the part of businesses and public utilities as to the need for waste treatment.

      A six-year study by a group of Dutch Business school graduates and associates involved in environmental issues related to agriculture production and pollution in the Netherlands included an in-depth survey of the various aspects of manure dumping in the Netherlands and the detrimental effects of this practice on land and water reserves. The survey was performed in close cooperation with the Dutch government and several scientific institutes. The outcome of this survey led to a follow-up study on the global possibilities of exporting organic fertilizer from countries with excess manure to regions with a shortage of fertilizer. This study was carried out in close cooperation with a variety of international organizations such the U.N. Food and Agriculture Organization (FAO) and revealed that many European countries and the United States - on an even larger scale - were facing excessive environmental problems from indiscriminate manure dumping by large livestock producers. At the same time an agriculture review indicated that although farmers in many other countries were seeking clean, environmentally friendly solutions to improve crop production, they had little recourse but to use synthetic fertilizer, the continued use of which often damages the soil composition and adversely affects certain life forms, such as earthworms, which have a beneficial effect on soil composition.

      Although untreated animal manure has long been used as fertilizer, it is unable to be economically shipped long distances due to the water content in the manure. In addition, many farmers are reluctant to use animal manure as fertilizer since untreated animal manure often contains weed seeds and micro-organisms that can cause crop disease.

      Research into the application of zeolites for drying specific substances such as manure and sludge has been performed at The Netherlands Organization for Applied Scientific Research ("TNO") for a number of years. Experiments have been conducted under different conditions to investigate both the drying and further treatment of the sludge by incineration during the regeneration stage of the zeolite. The results of this research have been stated in various TNO reports and publications.

      Using proprietary technology developed by TNO, the Company and TNO formed a corporation, known as Manure and Sludge Technology B.V. ("MST"), for the purpose of developing a process for use on commercial basis which would economically remove water from manure and sludge, refine the manure into pellets which could be sold as organic fertilizer and other products. MST is a Netherlands corporation. The Company and TNO each own 50% of the capital stock of MST.


      TNO is one of Europe's leading contract research organizations. TNO's staff totals some 5,000 professionals whose experience is available to both the public and the private sector. TNO's carries out research programs aimed at investigating technological problems and using innovative technology to find practical solutions for these problems. Most of TNO's research is undertaken in collaboration with other research institutes, both public and private, throughout the world.

      TNO's process for the treatment of hog and/or poultry manure involves the following steps:

      1. Raw manure containing approximately 10% solid material is pretreated, if required, to avoid release into the air of nitrogen compounds (in particular ammonia) which may be present in the manure.

      2. Part of the water present in the manure is removed by conventional technology yielding a concentrated manure containing approximately 25% solid material.

3. The concentrated manure is mixed in a vessel with zeolites in such a way that most of the water present in the manure is transferred to the zeolites. At the same time small solid manure particles are formed.



4. The manure particles are separated from the zeolites using existing technology.



5. The manure particles containing 85% solid material are reshaped into pellets for packaging and shipment. The pelletizing process takes away another 5% of the moisture, which leaves an organic fertilizer product with over 90% dry material.



6. The zeolites are regenerated to remove the absorbed water and are recycled back to the drying vessel.


The Company is required to contribute $1,000,000 to the joint venture of which $590,000 has been paid as of September 30, 1999, and $410,000 of which is to be paid by January 2000. With the funds provided by the Company, TNO is performing a study to determine the feasibility of using zeolites for the treatment and processing of animal manure and/or sludge on a commercial basis. The joint venture's feasibility study involves four phases:

      Phase 1 - Determine the technical and economic feasibility of the zeolite technology for manure/sludge treatment on a commercial scale. During this stage a price range will be calculated which will be the basis for the decision concerning the continuation of the project.

     Phase 2 - Design the components of the system. The different functional elements (manure/sludge pre-treatment, dryer, transport systems, zeolite, and regeneration unit/furnace, etc.) will be assessed individually in an experimental program. Product samples will be assessed as to their quality.

      Phase 3 - Construct a large pilot-plant scale (200 kilograms per hour capacity) to determine if the technology in its entirety (i) functions properly,
(ii) with adequate efficiency, and (iii) produces manure of good quality.

      Phase 4 - Design, engineer and construct a fully operational plant (with a five ton per hour capacity) to fully test the technology.

As of December 15, 1999 Phases 1, 2 and 3 have been completed. It is expected that Phase 4 of the study will be completed by July 2000.

      If TNO's study suggests that TNO's process will be commercially feasible, the Company will have the right to use TNO's technology to build manure/sludge treatment facilities for third parties. The Company's right to use this technology will expire fifteen years after the Company installs the first treatment facility using the TNO technology. In return for these rights, the Company is obligated to pay the joint venture royalty equal to:

(1) 15% of the manufacturing costs of the first ten treatment facilities installed by the Company

(2)   12.5% of the manufacturing costs for the next 15 treatment facilities, and

(3) 10% of the manufacturing costs for all remaining treatment facilities installed by the Company

      Any net profits earned by the joint venture will be equally distributed between the Company and TNO.

      TNO has reserved the right to use its technology for any purpose other than the treatment of manure and sludge.

      Two international patents have been filed by TNO for the use of zeolites for heating and drying foodstuffs and for treating sludge/manure with zeolites. Although TNO has filed patent applications covering certain aspects of its technology, there can be assurance that any patents will be issued. Furthermore, there is no assurance as to the scope and degree of protection any issued patents might afford TNO or the Company. Disputes may arise with third parties as to the scope, validity and ownership rights of a patent. Any defense of a patent could prove costly and time consuming and there can be no assurance that TNO and/or the Company will be successful in defending any such patents.

      There can be no assurance that joint venture between the Company and TNO will be successful in developing the technology to a state where it is commercially feasible. There can be no assurance that the Company will receive any revenues from any technology developed by the joint venture.

      Hog and Poultry Farms In the European Community an estimated 121,000,000 hogs are raised in hog farms each year generating million tons of hog manure each year. Hog farms breed and raise hogs in indoor pens. The pens are enclosed in barns which, in some cases, are as large as football fields. Metal grates are used as the floors for the pens. Hog manure is pushed through slats between the metal grates and flushed into pits or holding ponds known as lagoons. The manure in the lagoons is then buried in landfills. However, many fields surrounding hog farms are becoming so saturated that they cannot absorb all of the hog manure. In addition, lagoons have at times leaked and overflowed. As a result, the hog manure is beginning to contaminate ground water, drinking wells, lakes, streams and rivers and is causing air pollution as a result of odors from the hog barns and lagoons. Poultry farms dispose of their waste in a similar fashion resulting in the same pollution problem. The Company believes the process being developed by MST can provide a solution to the hog and poultry waste problem by processing the manure into fertilizer on a continuous flow basis and thereby eliminating the need for the lagoons.

      Sludge Disposal. Most wastewater treatment facilities treat wastewater through the use of bacteria. Wastewater is collected in tanks where bacteria consume the waste. The bacteria (i.e. "sludge") then settles to the bottom of the tank. Prior to discharge into rivers or lakes the treated wastewater is disinfected with chlorine or ultra-violet light. The sludge is buried in landfills. The Company believes the same TNO technology applicable to hog and poultry manure can be used to incinerate the sludge.

Sales and Marketing

      The Company plans to market its proprietary process and fertilizer through sales personnel, manufacturers' representatives, distributors and licensees.

      It is expected that the joint ventures manufacturer's representatives, distributors and licensees will be independent businesses which, in certain cases, will have the exclusive right to sell or use the joint venture's technology systems in a specified geographical area. The joint venture may be required to provide both engineering and marketing support to its manufacturer's representatives, distributors and licensees.

Competition

      The waste treatment industry is fragmented, with numerous regional participants in countries throughout the world which are limited in their geographic scope. This fragmentation is primarily due to local differences in water quality and supply, different levels of demand for water resulting from varying concentrations of industry and population, and local governmental regulation. Most participants in the waste treatment industry provide a limited number of treatment technologies, a limited number of products or services, or focus on a particular industry. The number of industry participants ranges from several large companies to hundreds of small local companies.

      A large number of companies compete in the chemical fertilizer industry, most of which have greater financial and marketing resources than those of the Company.

Government Regulation

      Most governments, in one form or another, have laws concerning environmental and water quality matters and the hauling or disposal of wastes. Municipalities and businesses which discharge wastewater into rivers, streams, lakes or other waters are often subject to various laws and regulations concerning treatment standards, permits and enforcement procedures for the discharge of pollutants from industrial and municipal waste sources.

      Many governments regulate and enforce wastewater treatment as well. Continued promulgation and enforcement of similar regulations, or the failure to adopt or enforce such regulations could have a significant impact on the demand for any technology which may be developed by the Company's joint ventures with TNO.

         The Company's offices are located Jan Luijkenstraat 96, 1071 CV, Amsterdam, the Netherlands. The Company's telephone number is (31) 206759091 and its facsimile number is (31) 206707868.

      As of September 30, 1999, the Company did not have any full-time employees. Contingent upon the Company raising sufficient capital, the Company plans to hire additional employees as may be required by the level of the Company's operations. See "Use of Proceeds".

Item 2.  Management's Discussion and Analysis or Plan of Operations

      If TNO's study suggests that TNO's process will be commercially feasible, the Company plans to use TNO's technology to build manure/sludge treatment facilities for third parties. The Company anticipates that it will cost approximately $850,000 and require from four to six months to construct a plant capable of treating 11 tons per hour of manure.

      During the twelve months ending September 30, 2000, the Company expects that it will need approximately $2,610,000 in capital to fund the remaining portion of its capital contribution to the joint venture ($410,000), for operating and marketing expenses ($1,700,000) and to acquire the exclusive rights to use the process being developed by MST for processing sludge ($500,000). The Company intends to raise this capital through the sale of its capital stock.

      There can be no assurance that the TNO's treatment process will be commercially feasible, that the Company will be able to sell any treatment plants or that the Company will be able to raise any additional capital.

Item 3.  Description of Property.

The Company does not currently own any material amount of property or equipment.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

    The following table sets forth the number of and percentage of outstanding shares of common stock beneficially owned by the Company's officers, directors and those shareholders owning more than 5% of the Company's common stock as of September 30, 1999.

                                    Shares of
Name and Address                Common Stock (1)            Percent of Class
----------------                ----------------         ----------------------

Marieke Oudejans                 2,260,000 (2)                 31%
#68 Willem Van Weldamme LAAN
P.C. 1082 KW
Amsterdam, The Netherlands

Maurice Schelvis                    10,000 (2)                 Nil
Stadhouderskade 142
1074 BA Amsterdam
The Netherlands

Eugene M. Larabie                       --                      --
507-595 Howe St.
Vancouver, British Columbia
Canada V6C 2T5

Robert E. Johnson                       --                      --
L1901-1600 Beach Avenue
Vancouver, British Columbia
Canada V6G 7Y6

Environmental Renewal, Inc.      2,000,000 (2)               27.3%
1601 Blake Street
Suite 500
Denver, Colorado  80202

All Officers and Directors
  as a Group (4 persons)         2,270,000                     31%

(1) Does not include shares issuable upon the exercise of options held by the certain officers. See "Management - Transactions with Affiliates".

(2) Maurice Schelvis owns 50% of the capital stock of Environmental Renewal, Inc. Environmental Renewal has the option to purchase 1,500,000 shares of the Company's common stock from Marieke Oudejans for $1,500,000. Environmental Renewal also has the option to purchase the shares Maurice Schelvis owns in Environmental Renewal for $1,500,000.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

    The  following  sets  forth  certain  information   concerning  the  present
management of the Company:

Name                       Age            Position with Company

Marieke Oudejans           30             President, Secretary, and a Director

Maurice Schelvis           59             Vice President

Eugene M. Larabie          61             Vice President

Robert E. Johnson          65             Chief Financial Officer and Vice
                                          President of Operations

      Marieke Oudejans has been an Officer and Director of the Company since January 1998. Since June 1997 Ms. Oudejans has been the President of M.E.S.T., B.V., a corporation which was acquired by the Company in April 1998. From 1998 until June 1997 Ms. Oudejans was an assistant vice president for ATT-Unisource, a Company engaged in telecommunications.

      Maurice Schelvis has been an officer and director of the Company since July 1998. For the past five years Mr. Schelvis has been an officer and director of a real estate trading company.

      Eugene M. Larabie has been an Officer of the Company since February 1998. Since 1984 Mr. Larable has been the president of Laroth Engineering Ltd., a corporation providing consulting services to the mining industry.

     Robert E. Johnson has been an Officer of the Company since February 1998. Mr. Johnson has been retired since 1993. From 1975 to 1993 Mr. Johnson was manager of customer services for the British Columbia Hydro and Power Authority.

      Technical Advisor Jan Pranger is a process engineering consultant with extensive experience in manufacturing and design. Mr. Pranger obtained his masters degree in Chemical Engineering (with distinction) from the Dutch
University of Delft. Before starting his studies he gained several years research experience with the Company Tebodin Consultants and Engineers in the Hague. After obtaining his degree in chemical engineering, Mr. Pranger became a member of the Royal Institute of Engineers (Kivl).

Item 6.  Executive Compensation.

      The following table sets forth in summary form the compensation received by (i) Marieke Oudejans, the Company's President, (ii) Maurice Schelvis, the Company's Vice President and (iii) by each other executive officer of the Company who received in excess of $100,000 during the fiscal years ended December 31, 1997 and 1998.

                                            Other Annual   Restricted   Options
    Name and         Fiscal  Salary  Bonus  Compensation  Stock Awards  Granted
Principal Position    Year     (1)    (2)        (3)           (4)        (5)

Marieke Oudejans,    1998      --      --         --           --          --
President            1997      --      --         --           --          --

Maurice Schelvis,    1998      --      --         --           --     100,000
Vice President       1997      --      --         --           --          --

The dollar value of base salary  (cash and  non-cash)  received.

(2) The dollar value of bonus (cash and non-cash) received.

(3) Any other annual compensation not properly categorized as salary or bonus, including perquisites and other personal benefits, securities or property. Amounts in the table represents automobile allowances.

(4) Amounts reflect the value of the shares of the Company's common stock issued as compensation for services.

      The table below shows the number of shares of the Company's Common Stock owned by the officers listed above, and the value of such shares as of June 30, 1999.

      Name                          Shares                        Value
      ----                          ------                        -----
      Marieke Oudejans           2,260,000                   $2,260,000 *
      Maurice Schelvis              10,000                   $   10,000 *

* The Company's common stock did not begin to trade until July 1999. For purposes of this table, the value was deemed to be $1.00 per share, which is the price at which Ms. Oudejans has agreed to sell 1,500,000 shares of her common stock. See Item I, Part 4 of this Registration Statement.

(5) The shares of Common Stock to be received upon the exercise of all stock options granted during the. year fiscal years shown in the table.

    The following shows the amounts which the Company expects to pay to its officers and technical advisor during the year ending December 31, 1999 and the time which the Company's executive officers and technical advisor plan to devote to the Company's business. The Company does not have employment agreements with any of its officers or technical advisor.

                               Proposed            Time to be Devoted
Name                       Compensation         To Company's Business

Marieke Oudejans                  (1)                      100%
Maurice Schelvis                  (2)                      100%
Eugene Larabie                    (3)                       80%
Robert E. Johnson                 (3)                       80%
Jan Pranger                  $25,000                        50%

(1) The Company plans to issue 1,100,000 shares of its common stock to Ms. Oudejans for services rendered.
(2) Subsequent to September 30, 1999 the Company issued 100,000 shares of its common stock to Mr. Schelvis for services provided to the Company. The Company also plans to compensate Mr. Schelvis with options for the purchase of shares of the Company's common stock.
(3) The Company plans to issue shares of its common stock, as well as options, to this person for services provided to the Company.

      The Company's Board of Directors may increase the compensation paid to the
Company's   officers   depending  upon  the  results  of  the  Company's  future
operations.

       On August 1, 1998 the Company granted options for the purchase of the Company's common stock to the following persons:

                      Shares Subject             Option          Expiration
Name                    To Option            Exercise Price         Date

Maurice Schelvis        100,000                $0.50           July 31, 2003

Eugene M. Larabie        15,000                $0.50           July 31, 2000

Robert E. Johnson        15,000                $0.50           July 31, 2000

Frank J. Janssen         50,000                $0.50           July 31, 2003


Item 7.  Certain Relationships and Related Transactions.

    The Company has issued shares of its common stock to the persons, in the amounts, and for the consideration set forth below:

                                        Number
       Name                Date        of Shares         Consideration

Marieke Oudejans          3-10-98     1,920,000    All of the issued and out-
                                                   standing shares of M.E.S.T.,
                                                   B.V.

Marieke Oudejans          4-08-98     2,100,000              $25

Maurice Schelvis          3-10-98       250,000              $25

       See Item 1 of this report for information concerning the acquisition of M.E.S.T., B.V.

       In March 1999 Marieke Oudejans transferred 1,760,000 of her shares of the Company's common stock to Maurice Schelvis. In consideration for the transfer of these shares, Mr. Schelvis forgave a $146,000 loan which he made to the Company.

Item 8.  Description of Securities.

Common Stock

    The Company is authorized to issue 30,000,000 shares of Common Stock (the "Common Stock"). As of September 30, 1999 the Company had 7,320,055 shares of Common Stock issued and outstanding. Holders of Common Stock are each entitled to cast one vote for each share held of record on all matters presented to shareholders. Cumulative voting is not allowed; hence, the holders of a majority of the outstanding Common Stock can elect all directors.

    Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend and it is not anticipated that dividends will be paid until the Company is in profit.

    Holders of Common Stock do not have preemptive rights to subscribe to additional shares if issued by the Company. There are no conversion, redemption, sinking fund or similar provisions regarding the Common Stock. All of the outstanding shares of Common Stock are fully paid and non-assessable and all of the shares of Common stock offered hereby will be, upon issuance, fully paid and non-assessable.

Preferred Stock

    The Company is authorized to issue up to 5,000,000 shares of Preferred Stock. The Company's Articles of Incorporation provide that the Board of Directors has the authority to divide the Preferred Stock into series and, within the limitations provided by Delaware statute, to fix by resolution the voting power, designations, preferences, and relative participation, special rights, and the qualifications, limitations or restrictions of the shares of any series so established. As the Board of Directors has authority to establish the terms of, and to issue, the Preferred Stock without shareholder approval, the Preferred Stock could be issued to defend against any attempted takeover of the Company.

      In January 1999, the Company's directors established the Company's Series A Preferred Stock and authorized the issuance of up to 1,000,000 shares of Series A Preferred Stock as part of this series. Each share of Series A Preferred Stock is entitled to a dividend at the rate of $0.30 per share when, as and if declared by the Board of Directors out of funds legally available for the payment of dividends. Dividends not declared by the Board of Directors do not cumulate. Upon any liquidation or dissolution of the Company, each outstanding share of the Series A Preferred Stock is entitled to distribution of $4.00 per share prior to any distribution to the holders of the Company's Common Stock. The holders of the Series A Preferred Stock are not entitled to any voting rights. Each share of the Series A Preferred Stock is convertible into one share of the Company's Common Stock at any time after June 1, 1999.
Effective February 1, 2000 each Series A Preferred Share which is still outstanding will automatically be converted into one share of the Company's common stock.

      Between December 16, 1998 and September 30, 1999 the Company sold 354,410 Series A Preferred Shares at an average price of $3.92 per share (after currency translation adjustments).

                                     PART II

 Item 1. Market Price of and Dividends on the Company's Common Equity and Other Shareholder Matters.

      As of November 30, 1999, there were approximately 130 record owners of the Company's common stock and 145 record owners of the Company's Series A preferred stock. The Company's common stock is traded in the over-the-counter market. Set forth below are the range of high and low bid quotations for the periods indicated as reported by National Quotation Bureau. The market quotations reflect interdealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions. The Company's common stock began trading in July 1999. There is no public market for the Company's Series A Preferred Stock.


                  Quarter Ending             High           Low

                  September 30, 1999        $4.50           $4.50

      Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend. The Company has not paid any dividends on it's Common Stock and the Company does not have any current plans to pay any Common Stock dividends.

      The provisions in the Company's Articles of Incorporation relating to the Company's Preferred Stock would allow the Company's directors to issue Preferred Stock with rights to multiple votes per share and dividends rights which would have priority over any dividends paid with respect to the Company's Common Stock. The issuance of Preferred Stock with such rights may make more difficult the removal of management even if such removal would be considered beneficial to shareholders generally, and will have the effect of limiting shareholder participation in certain transactions such as mergers or tender offers if such transactions are not favored by incumbent management.

Item 2.  Legal Proceedings.

         None.

Item 3.  Changes in and Disagreements with Accountants.

         Not applicable.

Item 4.  Recent Sales of Unregistered Securities.

                                                            Shares outstanding
 Common Stock

      On December 11, 1997 the Company sold 5,000,000 shares     5,000,000
      of common stock for $5,000 in cash.

      On December 26, 1997 the Company issued 175,456 shares     5,175,456
      of its common stock in a share-for-share exchange with the Series "L" shareholders of STB Corp.

      On March 2, 1998 shareholders owning in excess of 50%          5,175
      of the Company's common stock approved a 1,000-for-1 reverse split of the Company's common stock.

      On March 10, 1998 the Company sold 5,094,900 shares of     5,100,075
      common stock for $510.

      On April 8, 1998 the Company issued 1,920,000 shares of    7,020,075
      its common stock in consideration for all issued and out-standing shares of M.E.S.T., B.V., a Netherlands corporation.

      During 1998 the Company sold 299,980 shares of its common 7,320,055 stock for $3.00 per share.

      The sale of all shares of the Company's common stock was exempt pursuant to Rule 504 of the Securities and Exchange Commission.

Preferred Stock

      Between December 16, 1998 and September 30, 1999 the Company sold 354,410 shares of its Series A preferred stock at an average price of $3.92 per share (after currency translation adjustments).

      The sale of the Company's Series A preferred stock was exempt pursuant to the provisions of Regulation S of the Securities and Exchange Commission. No offering or sale of the Series A preferred stock was made to any U.S. person. The Series A preferred stock and the shares issuable upon the conversion of Series A preferred stock are restricted securities as that term is defined in Rule 144 of the Securities and Exchange Commission. Neither the Series A preferred shares or any shares issuable upon the conversion of the Series A preferred shares can be sold or transferred to any U.S. person, unless registered for public resale, prior to the end of the restricted period required by Regulation S.

Item 5.  Indemnification of Directors and Officers.

      The Delaware General Corporation Law and the Company's Bylaws provide that the Company may indemnify any and all of its officers, directors, employees or agents or former officers, directors, employees or agents, against expenses actually and necessarily incurred by them, in connection with the defense of any legal proceeding or threatened legal proceeding, except as to matters in which such persons shall be determined not to have acted in good faith and in the best interest of the Company. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

                           MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                                     & TECHNOLOGY CORP.

                                    FINANCIAL STATEMENTS

                                     DECEMBER 31, 1998

                                AUDITOR'S REPORT



To the Board of Directors
Management of Environmental
Solutions & Technology Corp.

We have audited the accompanying consolidated balance sheets of Management of Environmental Solutions & Technology Corp. (the "Company") at December 31, 1998 and the related consolidated statement of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the fiscal 1998 financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1998 and the consolidated results of operations and cash flows for the year ended December 31, 1998.


Amsterdam, July 16, 1999


ARENTHALS EN PARTNERS



P. Prijs RA

                      MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                               & TECHNOLOGY CORP.

                           CONSOLIDATED BALANCE SHEET


ASSETS
                                                              December 31, 1998

Current Assets
   Cash                                                           $728,870
   Accounts receivable                                              37,248
   Other receivables                                                 5,288
   Prepaid expenses                                                  3,703
                                                                   -------
Total current assets                                               775,109

Property and equipment (net of
    depreciation)                                                    3,356
Goodwill                                                            37,495

                                                                  $815,960

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
   Loans                                                           $15,496
   Payroll and other taxes payable                                   9,060
   Accounts payable                                                 66,762
   Other liabilities                                                31,775
                                                                    ------
Total current liabilities                                          123,093

Common Stock, $0.0001 par value -
  Authorized 30,000,000 shares; 7,320,055
  shares issued and outstanding at September 30, 1999                  732
Preferred Stock, $0.0001 par value -  Authorized
  5,000,000 shares, 23,900 Series A Preferred
  Shares issued and outstanding                                          2
Additional paid-in capital                                       1,014,149
Retained Deficit                                                  (322,016)
                                                                -----------
Total Shareholders' Equity                                         692,867
                                                                ----------

Total Liabilities and Shareholders' Equity                        $815,960

                      MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                               & TECHNOLOGY CORP.

                      CONSOLIDATED STATEMENT OF OPERATIONS


                                                              Year Ended
                                                          December 31, 1999
Revenue                                                            $

Operating Expenses
   Personnel expenses                                         33,774
   General and administration                                195,585
   Office costs                                               57,066
   Selling expenses                                           30,321
   Housing expenses                                           10,042
   Depreciation                                                9,719
                                                           ---------
                                                             336,508
Other expenses
   Interest income                                               793
   Gain on currency translation                               15,284
                                                              16,067

NET LOSS BEFORE TAXES                                       (322,016)

   Corporation tax                                                --

NET LOSS                                                   $(322,016)

LOSS PER SHARE                                             $   (0.04)

                      MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                               & TECHNOLOGY CORP.
                      (A Company in the Development Stage)

            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY PERIOD FROM INCEPTION (DECEMBER 10, 1997) TO DECEMBER 31, 1998


                                                                                                 Deficit
                                                                                              Accumulated
                                     Common Stock         Preferred Stock        Additional    During the
                                ---------------------  ---------------------       Paid-in     Development
                                Shares        Amount   Shares         Amount       Capital        Stage

Inception, December 10, 1997       -         $  --                    $  --      $   --         $    --

Issuance of common stock,
  December 11, 1997         5,000,000          500                                4,500              --
  December 19, 1997               100           --                                   10              --
  December 26, 1997           175,456           18                                  157              --
                              -------        -----      -----          ----      ------         -------
                            5,175,556          518         --            --       4,667

Balances, December 31, 1997

Reverse stock split 1,000
 for 1 March 2, 1998       (5,170,381)        (517)                                 517

Issuance of common stock
  March 10, 1998            5,094,900          509                                    1              --

Issuance of common stock to
acquire subsidiary,
April 9, 1998               1,920,000          192                               19,808              --

Issuance of common stock
 for cash                     299,980           30                              899,910

Issuance of preferred stock
for cash                                               23,900             2      89,246

Net loss                                                                                       (322,016)
                              -------        -----     ------            --     -------        ---------

Balances, December 31,
  1998                      7,320,055        $732      23,900           $ 2   $1,014,149      $(322,016)
                           ==========        ====      ======           ===   ==========      ==========





                       See accompanying notes to financial statements

                           MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                                     & TECHNOLOGY CORP.
                            (A Company in the Development Stage)

                                  STATEMENT OF CASH FLOWS
                                YEAR ENDED DECEMBER 31, 1998

CASH FLOWS USED IN OPERATING ACTIVITIES:

Net loss $(322,016) Adjustments to reconcile net loss to cash flows used in operating activities: Depreciation and amortization 9,719 Increase in accounts receivable (37,248) Increase in other receivables (5,288) Increase in prepaid expenses (3,703) Increase in short term loans 15,496 Increase in payroll and other taxes payable 9,060 Increase in accounts payable 66,762 Increase in other liabilities 31,775

Net cash used in operating activities                           (235,443)

CASH FLOWS USED IN INVESTING ACTIVITIES:

Increase in property and equipment                                (3,701)
Increase in goodwill                                             (46,869)
                                                                 --------
Net cash used in investing activities                            (50,570)

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:

Sale of common stock                                             900,450
Sale of preferred stock                                           89,248
Acquisition of subsidiary                                         20,000
                                                             -----------

Net cash provided by financing activities                      1,009,698

NET INCREASE IN CASH                                             723,685

CASH AT THE BEGINNING OF PERIOD                                    5,185
                                                             -----------

CASH AT THE END OF PERIOD                                       $728,870
                                                                ========



                 See accompanying notes to financial statements

                      MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                               & TECHNOLOGY CORP.
                      (A Company in the Development Stage)


                          YEAR ENDED DECEMBER 31, 1998

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION, BUSINESS, AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BUSINESS

Management of Environmental Solutions & Technology Corp. (the "Company") was originally incorporated in Colorado on December 10, 1997, and on December 18, 1997, reorganized as a Delaware corporation. The Delaware Corporation has the authority to issue 30,000,000 shares of common stock $0.0001 par value and 5,000,000 shares of preferred stock $0.0001 par value. The Company was formed to develop a proprietary technology for drying and treating animal manure and sludge.

The accompanying consolidated financial statement include the historical accounts of the Company and its wholly owned subsidiary (M.E.S.T., B.V.) for the nine month period ending September 30, 1999. All intercompany accounts and transactions have been eliminated in consolidation.

CASH FLOWS

For purposes of reporting cash flows, cash includes those investments which are short-term in nature (three months or less to original maturity), are readily convertible to cash, and represent insignificant risk of changes in value.

Basis of Presentation

All amounts in these financial statements are stated in U.S. Dollars.

Amounts denominated in foreign currencies have been translated into US dollars at rates of exchange in force at year's end. Exchange differences are included in the profit and loss account. Transactions in foreign currencies are recalculated at the average exchange rate during the year.

                      MANAGEMENT OF ENVIRONMENTAL SOLUT1ONS
                               & TECHNOLOGY CORP.
                      (A Company in the Devc1opment Stage)

                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - ORGANIZATION, BUSINESS, AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

DEPRECIATION AMORTIZATION

Property and equipment are depreciated over useful lives of five years.

Goodwill is amortized over a period of five years.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of cash, receivables and accounts payable approximates fair value.

Note 1 - Loans from Affiliates

The Company has borrowed funds from two of its executive officers at an interest rate of 6%. The loans are payable on demand and are due to:

Marieke Oudejans                 $9,114
Maurice Schelvis                  6,382
                                -------
                                $15,496
                                =======

                      MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                               & TECHNOLOGY CORP.


                              FINANCIAL STATEMENTS


                               SEPTEMBER 30, 1999

                      MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                               & TECHNOLOGY CORP.

                           CONSOLIDATED BALANCE SHEET
                                   (Unaudited)


ASSETS
                                         September 30, 1999   December 31, 1998

Current Assets
   Cash                                    $  959,070             $728,870
   Accounts receivable                         35,224               37,248
   Other receivables                               --                5,288
   Prepaid expenses                             1,478                3,703
                                             --------              -------
Total current assets                          995,772              775,109


Property and equipment (net of
    depreciation)                              12,022                3,356
Investment in joint venture                   516,157                   --
Goodwill                                       27,767               37,495
                                               ------               ------

                                           $1,551,718             $815,960
                                           ==========             ========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
   Loans                                      $17,075              $15,496
   Payroll and other taxes payable             16,650                9,060
   Accounts payable                            48,723               66,762
   Other liabilities                               --               31,775
                                         ------------               ------
Total current liabilities                      82,448              123,093

Common Stock, $0.0001 par value -
  Authorized  30,000,000 shares;  7,320,055
  shares  issued and outstanding at
  September 30, 1999                              732                  732

Preferred Stock,  $0.0001 par value -
  Authorized 5,000,000 shares 354,410 Series
  A Preferred Shares issued and outstanding
  at September 30, 1999                            35                    2

Additional paid-in capital                  2,348,505            1,014,149
Retained Deficit                             (880,002)            (322,016)
                                           -----------          -----------
Total Shareholders' Equity                  1,469,270              692,867
                                          -----------            ---------
Total Liabilities and Shareholders' Equity $1,551,718             $815,960
                                           ==========             ========

                      MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                               & TECHNOLOGY CORP.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                                   (Unaudited)

                                                        Nine months ending
                                                        September 30, 1999
Revenue                                                         $

Operating Expenses
   Personnel expenses                                         65,308
   General and administration                                251,300
   Research and development costs                             38,572
   Office costs                                               38,667
   Selling expenses                                           42,982
   Housing expenses                                           13,803
   Depreciation                                                7,934
                                                           ---------
                                                             458,566
Other expenses
   Interest expense                                            1,161
   Loss on currency exchanges                                 23,205
                                                              24,366

Loss from operations of joint venture                         75,054
                                                           ---------

NET LOSS BEFORE TAXES                                       (557,986)

   Corporation tax                                                 --

NET LOSS                                                   $(557,986)

LOSS PER SHARE                                                $(0.07)

                      MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                         & TECHNOLOGY CORP. & SUBSIDIARY
                      (A Company in the Development Stage)

            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
         PERIOD FROM INCEPTION (DECEMBER 10, 1997) TO SEPTEMBER 30, 1999
                                   (Unaudited)


                                                                                                 Deficit
                                                                                              Accumulated
                                     Common Stock         Preferred Stock        Additional    During the
                                ---------------------  ---------------------       Paid-in     Development
                                Shares        Amount   Shares         Amount       Capital        Stage

Inception, December 10, 1997        --       $   --                  $   --      $    --       $    --

Issuance of common stock,
  December 11, 1997          5,000,000         500                                 4,500            --
  December 19, 1997                100          --                                    10            --
  December 26, 1997            175,456          18                                   157            --
                               -------      ------     -----         -------     -------        ------
                             5,175,556         518        --              --       4,667

Balances, December 31, 1997

Reverse stock split 1,000
 for 1 March 2, 1998        (5,170,381)       (517)                                  517

Issuance of common stock
  March 10, 1998             5,094,900         509                                     1            --

Issuance of common stock to
acquire subsidiary,
April 9, 1998                1,920,000         192                                19,808            --

Issuance of common stock
 for cash                      299,980          30                               899,910

Issuance of preferred stock
for cash                                              23,900               2      89,246

Net loss                                                                                      (322,016)
                              --------         ---    ------             ---     -------      ---------

Balances, December 31, 1998  7,320,055       $732     23,900            $  2  $1,014,149     $(322,016)
                             =========       ====     ======            ====  ==========     =========

Issuance of preferred stock
for cash                                             330,510              33   1,334,356
Net loss                                                                                      (557,986)
                             ---------       ----    -------             ---   ---------      ---------
Balances,
September 30, 1999           7,320,055       $732    354,410             $35  $2,348,505     $(880,002)
                             =========       ====    =======             ===  =========      ==========


                       See accompanying notes to financial statements

                      MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                         & TECHNOLOGY CORP. & SUBSIDIARY
                      (A Company in the Development Stage)

                             STATEMENT OF CASH FLOWS
                      NINE MONTHS ENDED SEPTEMBER 30, 1999
                                   (Unaudited)


CASH FLOWS USED IN OPERATING ACTIVITIES:

Net loss $(557,986) Adjustments to reconcile net loss to cash flows used in operating activities: Depreciation and amortization 7,934 Loss in joint venture 75,054 Decrease in accounts receivable 2,024 Decrease in other receivables 5,288 Decrease in prepaid expenses 2,225 Increase in short term loans 1,579 Increase in payroll and other taxes payable 7,590 Decrease in accounts payable (18,039) Decrease in other liabilities (31,775)

Net cash used in operating activities                           (506,106)

CASH FLOWS USED IN INVESTING ACTIVITIES:

Increase in property and equipment                               (10,192)
Advances to joint venture                                       (591,211)
                                                                        -
Currency translation adjustment - Goodwill                         3,320
                                                              ----------
Net cash used in investing activities                           (598,083)

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:

Sale of preferred stock                                        1,334,389

Net cash provided by financing activities                      1,334,389

NET INCREASE IN CASH                                             230,200

CASH AT THE BEGINNING OF PERIOD                                  728,870
                                                                 -------

CASH AT THE END OF PERIOD                                        959,070
                                                                 =======





                 See accompanying notes to financial statements
                      MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                         & TECHNOLOGY CORP. & SUBSIDIARY
                      (A Company in the Development Stage)


                      NINE MONTHS ENDED SEPTEMBER 30, 1999

                          NOTES TO FINANCIAL STATEMENTS
                                   (Unaudited)

NOTE 1 - ORGANIZATION, BUSINESS, AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BUSINESS

Management of Environmental Solutions & Technology Corp. (the "Company") was originally incorporated in Colorado on December 10, 1997, and on December 18, 1997, reorganized as a Delaware corporation. The Delaware Corporation has the authority to issue 30,000,000 shares of common stock $0.0001 par value and 5,000,000 shares of preferred stock $0.0001 par value. The Company was formed to develop a proprietary technology for drying and treating animal manure and sludge.

The accompanying consolidated financial statement include the historical accounts of the Company and its wholly owned subsidiary (M.E.S.T., B.V.) for the nine month period ending September 30, 1999. All intercompany accounts and transactions have been eliminated in consolidation.

CASH FLOWS

For purposes of reporting cash flows, cash includes those investments which are short-term in nature (three months or less to original maturity), are readily convertible to cash, and represent insignificant risk of changes in value.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with rules established for the preparation of interim financial statements. The reader is referred to the Company's financial statements for the year ended December 31, 1998. In the opinion of management, all accruals and adjustments (each of which is of a normal recurring nature) necessary for a fair presentation of Company's the financial position as of September 30, 1999 and the results of operations for the nine-month period then ended have been made. Significant accounting policies have been consistently applied in the interim financial statements and the financial statements for the year ended December 31, 1998.

All amounts in these financial statements are stated in U.S. Dollars.

Amounts denominated in foreign currencies have been translated into US dollars at rates of exchange in force at September 30,1999. Exchange differences are included in the profit and loss account. Transactions in foreign currencies are recalculated at the average exchange rate during the year.

                      MANAGEMENT OF ENVIRONMENTAL SOLUT1ONS
                         & TECHNOLOGY CORP. & SUBSIDIARY
                      (A Company in the Devc1opment Stage)

                          NOTES TO FINANCIAL STATEMENTS
                                   (Unaudited)

NOTE 1 - ORGANIZATION, BUSINESS, AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

DEPRECIATION AMORTIZATION

Property and equipment are depreciated over useful lives of five years.

Goodwill is amortized over a period of five years.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of cash, receivables and accounts payable approximates fair value.

Note 1 - Loans from Affiliates

As of September 30, 1999 the Company had borrowed $17,075 from a General Manager and one of its executive officers at an interest rate of 6%. The loans are payable on demand.

NOTE 2 - JOINT VENTURE

      In July 1999, the Company and The Netherlands Organization for Applied Scientific Research ("TNO") formed a corporation, known as Manure and Sludge Technology B.V. ("MST"). MST was formed for the purpose of developing a process for use on commercial basis which would economically remove water from manure and sludge and refine the manure into pellets and other products. The pellets could then be sold as organic fertilizer. MST is Netherlands corporation. The Company and TNO each own 50% of the capital stock of MST.

                      MANAGEMENT OF ENVIRONMENTAL SOLUT1ONS
                         & TECHNOLOGY CORP. & SUBSIDIARY
                      (A Company in the Devc1opment Stage)

                          NOTES TO FINANCIAL STATEMENTS
                                   (Unaudited)


NOTE 2 - JOINT VENTURE (continued)

      TNO contributed the technology for the processing of manure and sludge to MST. The Company is required to contribute $1,000,000 to MST of which $590,000 has been paid as of September 30, 1999, and $410,000 of which is to be paid by January 2000.

      From July 1999 through September 30, 1999 MST lost $130,776. As of September 30, 1999 the Company had advanced $581,545 to MST. The Company's advances to MST have been reduced by the Company's share (50%) of the losses incurred by MST through September 30, 1999.

                                    PART III

Index to Exhibits
                                                                        Page

Exhibit 2  Plan of Acquisition, Reorganization, Arrangement,
           Liquidation, etc.                                             ____

Exhibit 3  Articles of Incorporation, as amended, and Bylaws             ____

Exhibit 4  Instruments Defining the Rights of Security Holders           ____

Exhibit 5  Subscription Agreement                                        None

Exhibit 9  Voting Trust Agreement                                        None

Exhibit 10  Material Contracts                                           ____

Exhibit 2   Financial Data Schedules                                     ____

                                   SIGNATURES

   In accordance with Section 12 of the Securities Exchange Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                 MANAGEMENT  OF  ENVIRONMENTAL  SOLUTIONS
                                    & TECHNOLOGY, CORP.



Date: December 17, 1999          By:   /s/ Marieke Oudejans
                                       -------------------------------------
                                       Marieke Oudejans, President

                      MANAGEMENT OF ENVIRONMENTAL SOLUTIONS
                               & TECHNOLOGY CORP.

                                   FORM 10-SB

                                    EXHIBITS